Exhibit 99.1

Aeterna Zentaris Announces the Start of Preclinical Development of Macimorelin at The University of Queensland as a Potential New Treatment Option for Patients with Amyotrophic Lateral Sclerosis (ALS, Lou Gehrig’s Disease)

- Aeterna Zentaris granted exclusive option to negotiate a license of any resulting intellectual property and know-how developed by the University related to the therapeutic use of macimorelin for the treatment of ALS

CHARLESTON, S.C., May 17, 2021 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (the “Company” or “Aeterna Zentaris”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products, today announced the commencement of the previously announced preclinical program to qualify macimorelin for clinical development as a potential treatment option for amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease). The preclinical development program is part of the recently executed Material Transfer Agreement (MTA) with The University of Queensland (“The University”).

The University researchers, led by Frederik Steyn, MSc, PhD, will conduct preclinical studies in disease-related in-vitro and in-vivo models of ALS to demonstrate the therapeutic potential of macimorelin on disease progression and ALS-specific pathology. Recently, The University researchers have filed funding applications to dedicated organizations in Australia to finance parts of the abbreviated preclinical development program and to conduct a subsequent investigator-initiated clinical trial to evaluate the safety, tolerability and efficacy of macimorelin as a potential new treatment option for ALS patients.

Dr. Klaus Paulini, Chief Executive Officer of Aeterna Zentaris, commented, “The start of the preclinical phase represents a significant milestone in the development of a potential new treatment option for ALS to help patients with this terrible, incurable disease and to improve their quality of life. We look forward to supporting Dr. Steyn’s research team in addressing this significant unmet medical need.”

In the event of positive preclinical results, the Company has the exclusive right to acquire a license from The University on the therapeutic use of macimorelin for the treatment of ALS.

Aeterna Zentaris’ lead product, macimorelin, is the only United States Food and Drug Administration (“FDA”) approved oral drug indicated for the diagnosis of adult growth hormone deficiency (AGHD) and is currently marketed in the United States under the tradename Macrilen™, by Novo Nordisk. It is also licensed to Consilient Health Ltd. for the European Economic Area and United Kingdom, and Megapharm Ltd. for Israel and the Palestinian Authority. Aeterna Zentaris is currently developing macimorelin for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need, in collaboration with Novo Nordisk.

Ghrelin is a natural hormone stimulating release of growth hormone. Its level is often reduced in ALS patients and stimulation of GH excretion improves survival in ALS mouse models. Ghrelin and ghrelin mimetics have already demonstrated in preclinical models stimulation of growth factors to protect motor neurons and enhance muscle building, stimulate appetite, slow metabolism to promote positive energy balance and dampen neuroinflammatory processes. Dr. Steyn’s research team at The University have confirmed these positive effects of ghrelin mimetics in several experiments. Ghrelin itself is not qualified as medicine because of rapid clearance from circulation. However, macimorelin is an orally active ghrelin agonist and could mimic the biological effect of the hormone via mechanisms similar to ghrelin.

About ALS

Amyotrophic lateral sclerosis (ALS) is the most common motor neuron disease (MND). Most patients with ALS present with random, asymmetric symptoms, consisting of cramps, weakness, and muscle atrophy of the hands (most commonly) or feet. Weakness progresses to the forearms, shoulders, and lower limbs. Fasciculations, spasticity, hyperactive deep tendon reflexes, extensor plantar reflexes, clumsiness, stiffness of movement, weight loss, fatigue, and difficulty controlling facial expression and tongue movements soon follow. Death is usually caused by failure of the respiratory muscles; 50% of patients die within 3 years of onset, 20% live 5 years, and 10% live 10 years. Survival for > 30 years is rare.

The mainstay of care for patients with amyotrophic lateral sclerosis is timely intervention to manage symptoms.

About Macimorelin

Macimorelin, a ghrelin agonist, is an orally active small molecule that stimulates the secretion of growth hormone from the pituitary gland. Stimulated growth hormone levels are measured in blood samples after oral administration of macimorelin for the assessment of growth hormone deficiency (GHD).

Macimorelin is the only U.S. FDA and European Commission approved oral test indicated for the diagnosis of AGHD. Macimorelin is currently marketed in the United States under the tradename Macrilen™, through a license agreement with Novo Nordisk. Through a license agreement with Consilient Health Ltd, macimorelin will be commercialized in Europe and the United Kingdom upon receipt of pricing and reimbursement approvals in the particular country. Additionally, the Company has entered into a distribution agreement with MegaPharm Ltd. under which MegaPharm will seek regulatory approval and then commercialize macimorelin in Israel and the Palestinian Authority.

Additionally, the Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need, in collaboration with Novo Nordisk.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin, is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD) in collaboration with Novo Nordisk.

Aeterna Zentaris is dedicated to the development of therapeutic assets and has recently taken steps to establish a growing pipeline to address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), hypoparathyroidism and ALS (Lou Gehrig’s disease). Additionally, the Company is developing an oral prophylactic bacterial vaccine against SARS-CoV-2, the virus that causes COVID-19.

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “potential,” “possible,” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainties and assumptions, known and unknown, many of which are beyond our control. Forward-looking statements in this press release include, but are not limited to, those relating to: the Company’s exclusive right to acquire a license from The University on the therapeutic use of macimorelin for the treatment of ALS; the development of macimorelin for the diagnosis of CGHD in collaboration with Novo Nordisk; the ability of macimorelin to mimic the biological effect of the hormone via mechanisms similar to ghrelin; Aeterna’s expectation that, upon receipt of pricing and reimbursement approvals, macimorelin will be marketed in Europe and the United Kingdom;

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others, our reliance on the success of the pediatric clinical trial in the European Union and U.S. for Macrilen™ (macimorelin); the commencement of Study P02 may be delayed or we may not obtain regulatory approval to initiate that study, we may be unable to enroll the expected number of subjects in Study P02 and the result of Study P02 may not support receipt of regulatory approval in CGHD, we may be delayed or unsuccessful in obtaining pricing and reimbursement approvals in Europe and the UK to market macimorelin; results from ongoing or planned pre-clinical studies of macimorelin by The University of Queensland or for our other products under development may not be successful or may not support advancing the product to human clinical trials; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the license agreement with Novo Nordisk; the global instability due to the global pandemic of COVID-19, and its unknown potential effect on our planned operations; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 40-F and annual information form, under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com